96 FERC ss. 61, 323
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:     Pat Wood, III, Chairman;
                          William L. Massey, Linda Breathitt,
                          and Nora Mead Brownell.

Potomac Electric Power Company                           Docket No. EC01-101-000
    Conectiv


                            ORDER AUTHORIZING MERGER

                           (Issued September 26, 2001)

     On May 14, 2001, Potomac Electric Power Company (PEPCO), on behalf of itself and its jurisdictional subsidiaries, and Conectiv, on behalf of itself and its jurisdictional subsidiaries, (collectively, Applicants) filed a joint application under section 203 of the Federal Power Act/1/ (FPA) for authorization to merge their facilities that are subject to the Commission's jurisdiction (Merger). As discussed below, the Commission has reviewed the proposed Merger under the Commission's Merger Policy Statement/2/ and its regulations implementing section 203 of the FPA,/3/ and in this order we conclude that the proposed Merger will not adversely affect competition, rates, or regulation. Therefore, we approve the Merger as consistent with the public interest.

----------
1    16 U.S.C. ss. 824b (1994).

2 See Inquiry Concerning the Commission s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. and Regs. ss. 31,044 at 30,117-18 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC ss. 61,321
     (1997) (Merger Policy Statement).

3 Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, III FERC Stats. & Regs. ss. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERC 61,289 (2001).
----------

Docket No. EC01-101-000

I.   Background

     A.   Description of the Parties

          1.   PEPCO

     PEPCO is a public utility under Part II of the FPA and is incorporated in the District of Columbia and in Virginia. PEPCO is the parent of PEPCO Holdings, Inc. (PHI) and the indirect parent of PEPCO Energy Services, Inc. (PESI), which in turn is the parent of Potomac Power Resources, Inc. (Potomac Resources). Both PESI and Potomac Resources are also public utility companies under Part II of the FPA.

          2.   Conectiv

     Conectiv is a registered public utility holding company 4 under the Public Utility Holding Company Act of 1935 (PUHCA)/4/, and is incorporated in Delaware. Conectiv owns, directly or indirectly, all of the outstanding common stock of five public utility companies under Part II of the FPA: Delmarva Power & Light Company (Delmarva), Atlantic City Electric Company (Atlantic City Electric), Conectiv Delmarva Generation, Inc. (CDG), Conectiv Atlantic Generation, Inc.
(CAG), and Conectiv Energy Supply, Inc. (CESI).

     B.   Description of Proposed Merger Transaction

     PEPCO and Conectiv have entered into an agreement whereby PEPCO will acquire Conectiv for a combination of cash and common stock. To effectuate the Merger, a new holding company, New RC, Inc. (New RC), has been formed as a subsidiary of PEPCO. After the Merger, PEPCO and Conectiv will be wholly-owned subsidiaries of New RC, which will be a registered public utility holding company under PUHCA.

     Applicants state that until recently, Atlantic City Electric, Delmarva, and PEPCO (Power Delivery Companies) were vertically integrated utilities that owned and controlled electric generation, transmission, and distribution facilities. They shifted focus to power delivery and the primary focus of their post-merger operations will continue to be power delivery. The Power Delivery Companies also own and have responsibility for their transmission facilities, although they have transferred the day-to-day operational control over those facilities to PJM Interconnection, LLC (PJM-ISO).

     New RC's core business will consist of delivery of power generated and marketed by other companies to electricity customers connected to the Power Delivery Companies' transmission and distribution systems. Applicants will continue to be active in the merchant generation business and power marketing and trading through certain other PEPCO and Conectiv subsidiaries.

----------
4    15 U.S.C. ss. 79a et seq. (1994).
----------

Docket No. EC01-101-000

     C.   Applicants' Statement of the Public Interest

     Applicants state that the proposed Merger is consistent with the public interest because it will not adversely affect competition, rates or regulation. With respect to the effect on competition, Applicants submit that the Merger does not raise any horizontal or vertical market power concerns. They argue that there are no horizontal market power concerns because PEPCO and Conectiv largely compete in separate markets. They further state that the proposed Merger does not raise vertical market power concerns because PEPCO does not own or control any fuel supplies or fuel transportation facilities. While Conectiv does own such assets, it does not control a significant amount beyond what is needed to fulfill its own needs. Applicants also state that there are no anti-competitive concerns regarding ownership of electric transmission facilities because such facilities are under the operational control of an independent system operator
(ISO).

     Second, Applicants state that the proposed Merger will not adversely affect rates. With a minor exception, they state that their wholesale requirements customers will be protected by their hold-harmless commitment and that retail customers cannot be affected by the Merger due to price freezes or rate caps until retail competition goes into effect. Further, Applicants have transferred control of their transmission facilities to an ISO, which will administer transmission rates and services.

     Finally, Applicants state that the Merger will not adversely affect regulation. They commit to abide by the Commission's policies with respect to intra-corporate transactions involving non-power goods and services.

II.  Notice of Filings, Interventions, and Answers

     Notice of the filing was published in the Federal Register, 66 Fed. Reg. 29,306 (2001), with comments due on or before July 16, 2001. On June 12, 2001, the Public Service Commission of the District of Columbia (DC Commission) filed a notice of intervention. BOC Gases filed a motion to intervene on July 12, 2001. On July 16, 2001, PPL Energyplus, LLC and PPL Generation, LLC, (collectively, PPL) and Mirant Americas Energy Marketing, LP, Mirant Chalk Point, LLC, Mirant Mid-Atlantic, LLC, Mirant Peaker, LLC, and Mirant Potomac River, LLC (collectively, Mirant) filed motions to intervene. On July 16, Maryland People's Counsel, Southern Maryland Electric Cooperative, Inc. (Southern Maryland), and Delaware Municipal Electric Corporation, Inc. (Delaware Municipal) filed motions to intervene with comments. Old Dominion Electric Cooperative (Old Dominion) filed a protest on July 16, 2001. On August 1, NRG Power Marketing Inc., Indian River Power LLC, Vienna Power LLC, Keystone Power LLC and Conemaugh Power LLC filed a joint motion to intervene out of time.

     On July 31, 2001, Applicants filed an answer to the July 16, 2001 motions of Old Dominion, Southern Maryland and Delaware Municipal.

Docket No. EC01-101-000

III. Discussion

     A.   Procedural Matters

     Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2000), the DC Commission's notice of intervention makes it a party to this proceeding and the timely, unopposed motions to intervene serve to make the entities who filed them parties to this proceeding. In addition, the motions to intervene out-of-time are hereby granted, given the early stage of these proceedings and the absence of any undue prejudice or delay.

     Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2) (2001), generally prohibits an answer to a protest and an answer to an answer. Here we find good cause to accept Applicants' answer because, as described below, it has aided us in understanding the issues in these proceedings.

     B.   The Merger

          1.   Standard of Review Under Section 203

     Under Section 203(a) of the FPA, the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest."/5/ The Commission's Merger Policy Statement provides that the Commission will generally take into account three factors in analyzing proposed mergers: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.

     For the reasons discussed below, we find that the Applicants' proposed Merger is consistent with the public interest. Accordingly, we will authorize the Merger without further investigation.

          2.   Effect on Competition

               a.   Applicants' Analysis

     Applicants state that the proposed Merger raises no competitive concerns due to the small amount of generation being acquired, the few hours during which these units are in use, and the geographic separation between the generation resources of PEPCO and Conectiv. Applicants point out that PEPCO has largely exited from the generation business as a result of recent divestitures./6/ PEPCO's two remaining units are the subject of this application. Benning Road consists of two oil-fired steam turbines totaling 550 MW, while Buzzard Point's 16 oil-fired units produce a total of 256 MW. PEPCO does not control any additional generation. Because of native load obligations that existed prior to the asset divestitures, PEPCO remains the Provider of Last Resort (PLR) for consumers choosing not to participate in retail access in Maryland and the

----------
5    16 U.S.C. ss. 824b (1994).

6 Applicants report that PEPCO sold 5,145 MW of generation to Mirant Corporation on December 19, 2000 as well as its 9.7% interest in Conemaugh to Allegheny Energy and PPL Corporation.
----------

Docket No. EC01-101-000

District of Columbia through June 2003 and January 2005, respectively. Power to meet these PLR requirements is contracted through Mirant Corporation, and, according to Applicants, these Transitional Power Agreements (TPAs) allow for no operational control by PEPCO over any of the Mirant Corporation facilities used to serve the PLR customers. Thus, Applicants do not attribute any generation gained from these TPAs to PEPCO when conducting their market concentration analysis. Applicants state that Conectiv currently owns 4176 MW of capacity in PJM but has plans to divest roughly half of this amount./7/ Conectiv additionally has 2246 MW of Power Purchase Agreements from various producers and has plans to bring 904 MW of additional capacity on line by the summer of 2002. Conectiv's holdings outside of PJM amount to 84 MW, split between Maine and California. Applicants assert that the proposed Merger raises no horizontal competitive concerns because PEPCO and Conectiv largely compete in separate markets. In defining relevant geographic markets, Applicants limit their attention to PJM, since PEPCO controls no generation elsewhere. Recognizing that internal congestion occasionally occurs in PJM, Applicants define subregions within PJM along the three main interfaces./8/ Thus, Applicants define markets relevant to the current transaction to be all of PJM as well as the PJM East, Central, and West submarkets. Applicants note that the generation assets of Conectiv and PEPCO are located largely in PJM East and PJM West, respectively. Consequently, Applicants claim that the highest likelihood for the Merger to create market power concerns (i.e., their combined market share is the greatest) is when the PJM market is unconstrained. They point out that, when transmission constraints occur between PJM East and PJM West, less of the Applicants' respective generation will be able to reach other PJM subregions and thus their combined market share in a transmission constrained market is less than when the market is unconstrained.

     Applicants do not conduct a detailed analysis of Ancillary Services markets, but assert that there are no market power concerns in these markets since neither Buzzard Point nor Benning Road is well-suited for providing this product. Neither plant, Applicants state, has the ability to provide regulation service, and the high cost and slow response time of these units allows only a de minimis amount of spinning or non-spinning reserves to be produced. Applicants also note that Benning Road is subject to air quality restrictions imposed by the District of Columbia that further constrain its ability to provide regulation services. Consequently, there is little horizontal overlap in Ancillary Services markets between these two firms.

     In the market for non-firm energy, Applicants state that the combination of generating resources presents no competitive concerns. To this end, Applicants conduct an Appendix A Delivered Price Test (DPT) to calculate the change in market concentration arising from this Merger. Because Buzzard Point and Benning Road are peaking facilities, Applicants only consider load conditions in which prices are relatively high, limiting their analysis to winter

----------
7 Applicants state that two sales totaling 2201 MW of capacity are awaiting state approval by the New Jersey Board of Public Utilities. See affidavit of Dr. Joe Pace at page 15.

8 To illustrate the limited role that congested interfaces play in the market, Applicants report that between 1999 and 2000, the east, west, and central interfaces were constrained 2.3%, 0.7%, and 0.2% of all hours during the year, respectively. See Pace affidavit at page 27.
----------

Docket No. EC01-101-000

peak, summer super-peak, high peak, and peak./9/ In the baseline case, Applicants conservatively assume that Conectiv has not yet completed its planned divestitures. They find a maximum merger-induced increase in concentration of 23 Herfindahl-Hirschman Index points (HHI) in the case of Economic Capacity and 36 HHI for Available Economic Capacity, both of which are beneath the Commission's Competitive Screen thresholds as set forth in the Appendix A requirements. They argue that the true increase in market concentration will be even less after the completion of Conectiv's planned divestitures as well as the entry of new capacity planned by competitors./10/

     Turning their attention to vertical effects arising from the Merger, Applicants assert that this transaction is free from concern. PEPCO does not own or control any fuel supplies or fuel transportation facilities, and while Conectiv does own such assets, Applicants state that it does not control a significant amount beyond what is needed to fulfill its own needs. Conectiv's subsidiary, Delmarva, owns a Local Distribution Company, but it does not provide service to any electric generator, nor does it have sufficient capacity to serve a significant amount of new generation. A second subsidiary, Conectiv Energy Services, owns a seven-mile intrastate pipeline that serves two new projects under development by Conectiv. Applicants state that the pipeline is expected to be fully utilized by these projects, and thus, cannot be used to frustrate entry or raise rivals' costs. Last, Applicants state that there are no anti-competitive concerns regarding either Applicant's ownership of electric transmission facilities because PJM's tariff requirements ensure nondiscriminatory access.

               b.   Protests and Applicants' Response

     Delaware Municipal and Old Dominion contend that Applicants' analysis is deficient in that it does not include a market power analysis of the Delmarva Peninsula. Specifically, Delaware Municipal asserts that Applicants have ignored the DPL Zone in southern Delmarva, in which Conectiv owns 73 percent of the generation and 100 percent of the import capability. Similarly, Old Dominion raises concern over Conectiv's ownership of firm transmission rights from low cost PEPCO generation located outside Delmarva. Old Dominion requests that the Commission condition approval of the Merger to require commitments by Applicants to provide additional electric transmission assets in order to alleviate congestion on the Peninsula.

     Applicants respond by stating that Delmarva is not a relevant market because Conectiv and PEPCO are not competitors in the Peninsula, and that therefore a detailed analysis of that submarket is not necessary. Furthermore, Applicants contend that Delaware Municipal has based its market share evaluation on old data. They cite a June 22, 2001 agreement under which Conectiv divested 93 percent of its generation in the peninsula.

     Applicants also state that an additional 500 MW of capacity has entered the southern Peninsula

----------
9 Because use of these facilities is limited to peaking periods, use is low. Applicants state that annual capacity factors for Benning Road and Buzzard Point are equal 3.0 and 1.8 percent, respectively.

10 Applicants cite to an additional 2,500 MW of new capacity that is expected to come on-line in PJM during the coming year as well as an additional 12,664 MW that is either under construction or is in an early stage of planning and is expected to come into service by 2004. See Pace Affidavit at pg 37.
----------

Docket No. EC01-101-000

market, further diluting Conectiv's market share. They conclude by stating that PJM controls the allocation of import capability despite Conectiv's ownership of transmission assets into Delmarva and does not permit Applicants to use these assets to limit competitors' imports and maintain higher electricity prices.

               c.   Discussion

     Based on information contained in the Applicants' analysis, the Commission finds that the proposed Merger raises no competitive concerns. With regard to horizontal effects, it is unlikely that the Merger increases the ability of Applicants to adversely affect electricity prices in any of the relevant markets. Not only is the amount of generation owned by PEPCO small, but it is economically viable in only a small fraction of hours during a year, and is largely geographically separate from Conectiv resources when congestion occurs in PJM. Thus, the degree of market overlap between Applicants is minor. This conclusion is bolstered by Conectiv's ongoing divestitures as well as the entry of new capacity planned for PJM. Likewise, the Commission finds that the proposed Merger is free of vertical concerns since each firm has, at most, minor holdings of upstream natural gas inputs or delivery systems. Further, Applicants have turned over operational control of their transmission facilities to the PJM ISO which ensures non-discriminatory access by rival generators./11/ Therefore they lack the ability to exploit their transmission or natural gas assets to adversely affect prices in relevant wholesale electricity markets.

     With regard to intervener concerns, the Commission finds that neither Delaware Municipal nor Old Dominion has explained how the proposed Merger enhances the ability of Conectiv to exercise market power, horizontal or vertical, in the Delmarva Peninsula or elsewhere. While Delmarva may be a load pocket in which Conectiv has a large market presence, interveners have not demonstrated how their concerns regarding Conectiv's potential ability to exercise market power in this area are related to the Merger. Given that the proposed Merger will result in only a minor increase in Conectiv's total capacity, and because the PEPCO capacity is economically viable for only a small number of hours each year, there is little difference in Applicants' ability, pre and post-Merger, to profitably limit output and raise market prices. We therefore deny interveners' request to condition the Merger.

          3.   Effect on Rates

               a.   Applicants' Analysis

     According to the Applicants, the proposed Merger will not have an adverse effect on wholesale rates. In support, Applicants state that, except for one minor exception, PEPCO and

----------
11 The Commission's objective is to establish a single RTO for the Northeast power markets. To that end, we note that PEPCO, Old Dominion, Mirant, PPL, Maryland People's Counsel, DC Commission, Delmarva, Atlantic City Electric, Delaware Municipal, and Conectiv are among the parties we directed to participate in mediation proceedings to establish a Northeastern RTO. See Regional Transmission Organizations, 96 FERC ss. 61,065 (2001). We expect that following the consummation of the merger, the parties will remain actively engaged in the efforts to form a Northeastern RTO.
----------

Docket No. EC01-101-000

Atlantic City Electric have no wholesale requirements customers./12/ Applicants explain that Delmarva has seven wholesale full requirements customers with fixed rate contracts without fuel adjustment clauses (FAC) and that these customers cannot be charged merger-related costs due to the fixed rate nature of their contracts./13/ Applicants state that Delmarva also has two customers, Seaford, Delaware and Berlin, Maryland, that are served under fixed rate partial requirements contracts with FACs. These customers are also shielded from the rate effects of the Merger because Seaford's FAC is limited to the recovery of fuel-related costs, and Berlin's contract is scheduled to be replaced on June 1, 2001, several months before the Merger is consummated./14/ Finally, Applicants state that PEPCO's affiliate, PESI, provides Southern Maryland with wholesale service at market-based prices.

     Applicants argue that the proposed Merger will not have an adverse effect on retail rates because PEPCO, Delmarva and Atlantic City Electric provide retail service under price freezes or rate caps . Thus retail customers cannot be harmed by the Merger.

     Applicants state that the Merger will have no adverse effect on transmission rates because PEPCO, Delmarva and Atlantic City Electric's transmission rates and services are administered by PJM under its system-wide open access transmission tariff. Also, Applicants note that since the three companies are not contiguous to each other and pay different zone rates under the PJM tariff, they will not submit a single rate for transmission service./15/ Applicants note that the Commission has directed the PJM-ISO to propose a means of consolidating all PJM-East zones./16/ Applicants submit that it is preferable to adjust the PEPCO, Delmarva and Atlantic City Electric zonal rates as part of that overall PJM process rather than to subject customers to two sets of disruptive adjustments, first as part of the Merger and then as part of the PJM consolidation.

     Finally, if any Merger-related costs seep through the barriers discussed above, Applicants commit to hold wholesale requirements and transmission customers harmless from the effects of the Merger by not charging those customers for any Merger-related costs that exceed Merger-related savings.

----------
12 Applicants note that PEPCO does provide a de minimis amount of wholesale requirements service to Virginia Power (averaging about 2 MW) for redelivery over a single, dedicated 13 kV feeder to Virginia Power's customer the Washington Metropolitan Area Transit Authority. Applicants point out that the existence of that service did not prevent the Commission from granting PEPCO a waiver of the code of conduct requirements. See Potomac Electric Power Company, 93 FERC ss. 61,246 (2000).

13 Delmarva's full requirements, fixed rate contract customers are: Newark, New Castle, Middletown, Clayton, Lewes, Milford and Smyrna, Delaware.

14 Berlin will purchase power from Delmarva's affiliate, CESI, at contractually established market-based rates.

15 In Atlantic City Electric Company and Delmarva Power & Light Company, 80 FERC ss. 61,126 (1997), the Commission allowed Atlantic City Electric and Delmarva to remain separate PJM zones.

16 See, e.g., WPS Resources Corp. and Upper Peninsula Energy Corp., 83 FERC ss. 61,196 (1998); Cheyenne Light, Fuel and Power Co., Public Service Company of Colorado and Southwestern Public Service Company, 78 FERC ss. 61,268 (1991).
----------

Docket No. EC01-101-000

               b.   Comments

     Southern Maryland and Old Dominion assert that Applicants' Merger-related retail commitments could result in rate discrimination in favor of retail customers and against wholesale customers. Old Dominion argues that the proposed hold harmless provision is inadequate and that the Commission should condition its approval of the Merger on a more complete explanation of how the merged entity will hold wholesale customers harmless from the effects of the Merger, and further, on a commitment to reduce existing wholesale transmission and power supply rates in a way that would be comparable to any reductions agreed to or required in retail rates. Delaware Municipal argues that the new merged entity's ability to charge market-based rates will exert upward pressure on hourly locational marginal prices (LMPs),/17/ resulting in higher costs to Delaware Municipals members who purchase large quantities of electricity at the LMP.

     Southern Maryland is also concerned that the Merger may have an affect on the agreements it has with PEPCO and its affiliates and requests that either the Applicants make a commitment that such agreements will not be affected or that the Commission condition any approval of the Merger on Applicants' provision of such a commitment.

               c.   Applicants Answer

     In response to Southern Maryland's concern about the effect of the Merger on the terms and conditions of its agreements with PEPCO and its affiliates, Applicants' answer that the Merger will not have any such effect and that post-Merger, PEPCO and its affiliates and Southern Maryland will continue to be fully bound by their contractual obligations to each other.

     Regarding the allegations of rate discrimination, Applicants state that this is contradicted by, among other things, the facts that: (1) Applicants have not proposed any retail rate changes as part of their state regulatory commission merger filings; (2) Southern Maryland and Old Dominion are both served under contractually established rates that foreclose the possibility of any rate discrimination in favor of retail customers; (3) both Southern Maryland and Delaware Municipals will have freedom of choice in the competitive PJM markets when their existing purchase power obligations terminate; (4) Old Dominion has already exercised its right of freedom of choice; and (5) since Old Dominion no longer takes requirements service from Delmarva, it is not similarly situated to the Applicants default service retail customers, and the significant differences between them foreclose any probability of undue discrimination.

               d.   Commission Determination

         We disagree with Southern Maryland and Old Dominion's contention that Applicants' ratepayer protection and the hold harmless commitment are inadequate. The Applicants' hold harmless commitment will be sufficient to protect against any adverse effects on rates for

----------
17 LMPs are PJM s method of pricing transmission and for congestion management. LMPs are competitive energy prices determined at specific locations. The difference between two LMPs is the implicit congestion cost of moving power between them.
----------

Docket No. EC01-101-000

wholesale requirements and transmission customers by protecting customers from being charged for any Merger-related costs not offset by Merger-related savings. Therefore, we will not require that Applicants provide further explanation or quantification of Merger-related benefits or costs. In its implementation of the ratepayer protection guidelines set forth in the Merger Policy Statement,/18/ the Commission has accepted similar hold harmless ratepayer protection mechanisms from several merger applicants, without requiring the quantification of merger-related costs and savings./19/ We note that Applicants bear the burden of proof in future rate increase filings to show that any merger-related costs included in the cost of service are offset by merger- related savings. Furthermore, the fixed rate nature of Applicants' wholesale power sales contracts, and the fact that customers will be free to choose other suppliers when these power sales contracts terminate, also provides protection against any potential adverse effects of the Merger.

     Southern Maryland's and Old Dominion's concerns regarding the disparity between retail and wholesale rates are unsupported, especially in light of Applicants' statement that they have not proposed any retail rate changes as part of their state regulatory commission merger applications. Delaware Municipals' concern regarding Applicants' market-based rate authority causing an increase in LMPs is premature. We find that there are no pre- existing circumstances that indicate Applicants will have increased ability or incentive to influence the LMPs on the Delmarva Peninsula as a result of the Merger. In addition, Delaware Municipals has provided no supporting documentation to indicate the likelihood of an adverse effect on the LMP as a result of this Merger.

     We also note that Applicants have addressed Southern Maryland's concern by stating in their Answer that the Merger will not affect its contracts with PEPCO and its affiliates. We also agree with Applicants that it is preferable to adjust the zonal rates as part of the overall PJM process and will not require Applicants to change their PJM transmission rates at this time.

     In conclusion, we find that interveners have failed to demonstrate that they will be adversely affected as a result of the proposed Merger, and in light of Applicants' hold harmless commitment, we find their arguments to be unpersuasive. We note that interveners may file a complaint with the Commission under section 206 of the FPA if they believe that Applicants fail to fulfill their commitments.

     Accordingly, we find that the proposed transaction will not have an adverse impact on rates.

          4.   Effect on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with a merger's effect on regulation involves possible changes in the Commission's jurisdiction,

----------
18   Merger Policy Statement at 30,123.

19 See Sierra Pacific Power Co., et al., 87 FERC ss. 61,077 at 61,334 (1999); see also, Northern States Power Co., et al., 90 FERC ss. 61,020 at 61,137
     (2000).
----------

Docket No. EC01-101-000

specifically with regard to intra-company sales of non-power goods and services, when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission (SEC). The Commission is also concerned with the effect on state regulation where a state does not have the authority to act on a merger and has raised concerns about the effect on state regulation of the merged entity./20/

     As noted earlier, a new holding company, New RC, will be formed to effectuate the merger of PEPCO and Conectiv. New RC, a PEPCO subsidiary, will be subject to registration under the PUHCA. In view of the Ohio Power decision/21/ and the potential conflict between the SEC's and this Commission's regulation of intra-affiliate transactions involving non-power goods and services, Applicants commit that for Commission rate-making purposes, they will follow this Commission's policy regarding the treatment of the costs and revenues of such transactions, as the Merger Policy Statement requires.

     As for state regulation, Applicants state that the proposed Merger will not result in the loss of jurisdiction over retail rates and terms and conditions of service for the states that regulate them. Each state that currently regulates the retail rates of the Applicants or their subsidiaries will continue to regulate those rates after the proposed Merger to the same extent as before and has not asked the Commission to examine retail rates.

     In light of facts and the Applicants' Ohio Power waiver, the Commission is satisfied that the proposed Merger will not adversely affect state or Federal regulation.

          5.   Accounting Issues

     The Applicants propose to use the purchase method of accounting for recording the acquisition of Conectiv by PEPCO. The acquisition will be recorded on the books of the non- jurisdictional holding company, New RC. The Applicants do not propose to push down the related acquisition premium or goodwill to the books of the jurisdictional companies PEPCO, Delmarva, or Atlantic City Electric./22/ Since the Merger will be recorded at the non-jurisdictional holding company level and the Applicants do not propose any changes to the books and records of PEPCO, Delmarva, or Atlantic City Electric, we have no objection to the Applicants' use of the purchase method of accounting.

         Since we do not expect the proposed Merger accounting to have any effect on the books and records of PEPCO, Delmarva, or Atlantic City Electric, we will not require the Applicants to submit their proposed Merger accounting. However, if the Merger (including merger-related

----------
20   Merger Policy Statement at 30,124-1125.

21   Ohio Power Co., 39 FERC ss. 61,098 (1987), reh'g denied, 43 FERC ss. 61,046
     (1988) vacated sub nom., Ohio Power v. FERC, 880 F.2d 1400 (D.C. Cir.
     1989), reh'g denied, 897 F.2d 540 (D.C. Cir. 1989), remanded sub nom. Arcadia v. Ohio Power Co., 498 U.S. 73 (1990), on remand sub nom., Ohio Power Co. v. FERC, 954 F.2d 779, 782-786 (D.C. Cir. 1992), cert. denied sub nom., Arcadia v. Ohio Power Co., 506 U.S. 981 (1992) (Ohio Power).

22 PEPCO, Delmarva, and Atlantic City Electric are jurisdictional public utilities subject to the accounting requirements of the Commission.
----------

Docket No. EC01-101-000

costs) affects the books and records of PEPCO, Delmarva, or Atlantic City Electric, the Applicants must promptly inform the Commission and provide a full explanation for any proposed adjustments.

          6.   Other Issues

               a.   Reliability

     Old Dominion, Southern Maryland and Delaware Municipal state that they have serious concerns about the adequacy and reliability of Delmarva's post-Merger transmission system and the fact that Applicants have not adequately addressed the Merger's effect on the reliability of Delmarva's transmission system. Old Dominion alleges that there is a history of reliability issues, transmission system congestion, and exorbitant PJM congestion prices based on the LMP methodology on the Delmarva Peninsula. Old Dominion believes that if plans to alleviate such problems are hindered or prohibited by the proposed Merger, then the Merger cannot be found to be in the public interest. However, we find that the interveners have not substantiated their concerns regarding the reliability of Delmarva's transmission system and have not shown how the Merger would harm reliability. There is no persuasive evidence that the merger exacerbates existing problems, which would continue even absent the proposed merger. We do, however, expect Applicants to maintain their transmission facilities in a manner that continues to ensure reliability, and to work with PJM to resolve any existing reliability problems on Delmarva's transmission system as expeditiously as possible.

The Commission orders:

     (A) Applicants' proposed Merger is hereby authorized.

     (B) Applicants shall advise the Commission within 10 days of the date the Merger is consummated.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates, or determinations of costs, or any other matter whatsoever now pending or that may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (E) Applicants must promptly inform the Commission of any change in circumstances that would reflect a departure from the facts the Commission has relied upon in reviewing the Merger accounting.

     (F) The Commission retains authority under sections 203(b) and 309 of the Federal Power Act to issue supplemental orders as appropriate.

Docket No. EC01-101-000

By the Commission.

(SEAL)

                                          Linwood A. Watson, Jr.,
                                          Acting Secretary.